**Mail Stop 4561**
**Via Fax (650) 967-3185**

July 28, 2008

D. Chad Allison
Chief Executive and Financial Officer
ADEX Media, Inc.
422 Oakland Drive
Raleigh, North Carolina 27609

Re:     **ADEX Media, Inc.**
         **Form 8-K filed May 16, 2008**
         **File No. 333-143644**

Dear Mr. Allison:

        We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

                                                Sincerely,


                                                Melissa Feider
                                                Staff Accountant